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REGISTRANT'S NAME Idemitsu Kosan Co Ltd

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 35023 FISCAL YEAR 3-31-08

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RECEIVED May 2, 2008
2008 MAY 19 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2008 MAY 19 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Consolidated Financial Results for the Fiscal Year 2007

(From April 1, 2007 to March 31, 2008)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Takayuki Endo, General Manager of IR Dept. Telephone: +81-3-3213-9307
Scheduled date of ordinary general meeting of shareholders: Jun.26, 2008
Scheduled date of commencement of dividend payments: Jun.5, 2008
Scheduled date of filing of Securities Report: Jun.26, 2008

ARLS
3-31-08

1. Consolidated Financial Results for FY2007 (From April 1, 2007 to March 31, 2008)

(1) Consolidated operating results

Note: Figures less than ¥1 million are rounded off

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
FY2007	3,864,263	13.8	55,891	△45.6	60,695	△43.6	4,837	△88.4
FY2006	3,394,738	2.0	102,813	43.9	107,536	51.8	41,591	51.8

	Net income per share	Net income per share, diluted	Return on equity	Ratio of Ordinary income to total Assets	Ratio of Operating income to net sales
	¥	¥	%	%	%
FY2007	120.98	–	0.9	2.6	1.4
FY2006	1,268.61	–	9.2	4.7	3.0

Note: Equity in earnings of affiliated companies: FY2007 ¥4,049 million FY2006 ¥8,351 million

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥
FY2007	2,420,057	527,689	20.5	12,404.45
FY2006	2,333,129	561,376	22.8	13,322.56

Notes: Shareholders' equity FY2007 ¥496,056million FY2006 ¥532,786 million

(3) Consolidated Cash Flows

	CF from operating activities	CF from investing activities	CF from financing activities	Cash and cash equivalents at the end of the fiscal year
	¥million	¥million	¥million	¥million
FY2007	59,934	△78,448	8,953	113,685
FY2006	86,322	△63,094	△37,252	122,564

2. Dividends

	Cash Dividend per share			Total dividends amount	Payout ratio (Consolidated)	Dividends on equity ratio (Consolidated)
	As of Sep.30	As of Mar.31	Total			
	¥	¥	¥	¥million	%	%
FY2006	–	150.00	150.00	5,998	11.8	1.1
FY2007	75.00	75.00	150.00	5,998	124.0	1.2
FY2008 (Forecast)	75.00	75.00	150.00	–	19.4	–

3. Consolidated business forecasts for FY2008 (From April 1, 2008 to March 31, 2009)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥
Interim period	1,970,000	16.0	47,500	31.4	45,000	6.8	16,000	16.1	400.10
FY2008	4,150,000	7.4	96,000	71.8	88,000	45.0	31,000	540.8	775.19

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the fiscal year: None

(2) Changes in accounting principles, procedures and method of presentation

(Items contained in Changes in the Basis of Presenting Consolidated Financial Statements)

1.by new accounting standard: Yes

2.by others: None

(3) Number of shares of stocks

1.Number of shares issued(including treasury stock)

FY2007:40,000,000 FY2006:40,000,000

2.Number of shares of treasury stock FY2007: 9,760 FY2006: 8,697

【Note】

1. Non-consolidated Financial Results for FY2007 (From April 1, 2007 to March 31, 2008)

(1) Operating results

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
FY2007	3,593,193	15.6	2,004	△96.6	17,323	△67.9	6,923	△69.6
FY2006	3,107,842	8.5	58,327	156.1	53,981	93.8	22,811	△24.4

	Net income per share	Net income per share, diluted
	¥	¥
FY2007	173.14	–
FY2006	695.80	–

(2) Financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥
FY2007	2,177,453	413,738	19.0	10,345.99
FY2006	2,110,475	452,423	21.4	11,313.05

Notes: Shareholders' equity FY2007 ¥413,738million FY2006 ¥452,423 million

2. Forecasts of Non-consolidated performance in FY2008 (From April 1, 2008 to March 31, 2009)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥
Interim period	1,850,000	18.6	22,500	85.4	18,000	△0.7	8,000	6.6	200.05
FY2008	3,820,000	6.3	39,000	–	28,000	61.6	12,000	73.3	300.07

Note: Percentage figures represent changes from the corresponding previous periods respectively

* The business forecasts above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors. Additionally, for the assumptions used for the forecasts of the above, please refer to Page 7 of the appendix.

[Appendix]

1. Consolidated operating results

(1) Summary of consolidated operating results for FY2007

The Japanese economy during the consolidated fiscal year 2007 generally grew firmly supported by expanded corporate earnings and increases in external demand and capital investment. However, concerns about the future Japanese economy have intensified since last summer due to slowing down of the global economy hit by turmoil in the U.S. and the European financial and capital markets triggered by the issue of subprime lending.

Crude oil prices continued to hike due to geopolitical risks including anxieties over the supply capacity of Nigeria and the Iranian nuclear issue, as well as inflows of speculative money into crude oil markets affected by the credit crunch caused by the subprime lending issue and the global downturn in prices. The average Dubai crude oil price over the fiscal year 2007 hiked by $16.6 per barrel from the preceding year to $77.4 per barrel.

Foreign exchange rate of the Japanese yen continued to weaken and hit a bottom at ¥124 per dollar in June 2007, the weakest since 2002, since expectation for the U.S. interest cut receded thanks to generally better performances in the U.S. economic indexes and Japanese investors' investment in foreign currency denominated assets accelerated. However, movements of yen buying back and dollar selling have became aggressive since last summer due to a trend towards risk aversion arising from concerns over economic slowing down in the U.S. and consequently, the yen drastically rose to the ¥95 per dollar level, the highest since 1995. The average exchange rate of yen for the FY2007 was ¥115.3 per dollar, a rise by ¥2.7 per dollar against the previous year.

(Crude oil and Naphtha price, and foreign exchange rate)

	FY2006	FY2007	Change	
Dubai Crude oil	$60.8/bbl	$77.4/bbl	+$16.6/bbl	+27.3%
Naphtha(customs)	$591/ton	$748/ton	+$157/ton	+26.5%
Exchange rate	¥118.0/$	¥115.3/$	△¥2.7/$	△2.3%

In the petroleum industry, demand for petroleum products for the fiscal year 2007 is estimated to be about 98% compared with the previous year, hit by rapidly soaring crude oil prices and increased environmental awareness. Conversion from petroleum fuels to alternative fuels progressed in the industrial sector affected by surging crude oil prices, and in particular demand for heavy fuel oil A decreased significantly.

In the petrochemical industry, prices of domestic naphtha, a petrochemical raw material, remained at a record high level due to hiking crude oil prices. Supply-demand balance of petrochemicals continued to be tight, affected by growing demand from Asian countries and effects from plant outages in the region, despite softened domestic demand.

The Idemitsu Group's consolidated performances for fiscal 2007 were ¥3,864.3 billion in consolidated net sales, an increase by 13.8% on a year-on-year basis, due to hikes of crude oil and naphtha prices. Consolidated operating income were ¥55.9 billion, a decline by 45.6% on a year-on-year basis, owing to decreased profit margins of petroleum products and increased depreciation with the revision of the tax system. (In addition, the Company adopted the LIFO (last-in first-out) method for the valuation of inventories.)

Non-operating profit and loss resulted in a profit of ¥4.8 billion, an increase by ¥0.1 billion on a year-on-year basis. As a result, consolidated ordinary income stood at 60.7 billion, a decrease by 43.6% on a year-on-year basis.

Extraordinary account resulted in a loss of ¥15.9 billion, down by ¥7.2 billion on a year-on-year basis, which is primarily attributable to posting of relief expenses for flood damage at a coal mine in Australia as extraordinary loss of ¥12.7 billion. In addition, corporate income taxes and minority interest were ¥40.0 billion, a decrease by ¥17.3 billion on a year-on-year basis. As a result, consolidated net income for fiscal 2007 stood at ¥4.8 billion, a decline by 88.4% on a year-on-year basis.

Operating results by business segment are as follows:

1) Petroleum products business

The petroleum products business for fiscal 2007, despite efforts to shift costs from the increase in crude oil price to the selling prices, were affected by insufficient shifting of costs mainly in industrial fuels and by substantial increases in the costs of fuel oil necessary for the operation of refineries and plants due to hikes of crude oil prices.

As for sales of petroleum products, sales volumes of all products were 30.05 million KL, 99.6% of those in the preceding year, but sales of each petroleum product exceeded demand. In the service station retail sales business, the Company continued to increase issuance of "Idemitsu Card Mydo Plus" credit cards, which resulted in an increase by 250,000 in the number of outstanding credit cards during fiscal 2007 with the total number of credit cards issued reaching 2.63 million. In addition, the Company focused on increasing sales mainly at self-service stations. As a result, sale volumes of gasoline for fiscal 2007 were 101% of those of the previous year. As for sales of industrial fuels, though demand for heavy fuel oil A declined substantially, the Company focused on sales of high-value-added fuel oils based on demand trends. The Company also actively promoted export of petroleum products, mainly diesel fuel oil, based on the domestic and foreign market situations.

In terms of supply, high-quality Santa Barbara crude oil produced in Venezuela was procured for the first time for the Company. The Company will continue to enhance the relationship with oil-producing countries in the Middle East, and at the same time, will diversify crude oil suppliers taking into consideration geopolitical risks.

As for safety, the Company focused on strengthening safety infrastructures and environmental responsiveness at refineries and plants, and in consideration of the possible scale of earthquake motion and hazardousness of each oil, is promoting the fitting of a double-deck structure to tanks in order to ensure safety.

In terms of the environment, the Company acquired an environmental rank of "AA" from Tomatsu Evaluation and Certification Organization Co., Ltd. From April 2007, sale of biogasoline (regular gasoline blended with "bio ETBE" synthesized with plant-derivative bio ethanol and petroleum gas isobutene) started in the metropolitan areas (Tokyo, Kanagawa, Saitama, and Chiba Prefectures) through 50 service stations (7 of which is Idemitsu's), as a joint effort of the petroleum industry to assist government-set reduction goals of greenhouse gases promised in the Kyoto Protocol.

In the lubricants business, the Company sold a total volume of one million KL, by bolstering sales activities in overseas markets including rapidly growing Asia, in the domestic and overseas markets including sales at licensees. In terms of domestic sales, amidst decreasing demand for lubricant oils, development and sales of resource-saving, energy conserving, and environment-friendly lubricant oil were actively promoted, resulting in sales exceeding the results from the previous year. Active sales of Zepro ATF-ECO have been conducted since its release in April 2007, and sales also started for new environmentally friendly diesel engine oil in response to emission control in October 2007. In the overseas business operations, the Company decided to double current production capacity of Idemitsu Lube (China) Co., Ltd. to 56,000 KL per year by July 2008 in order to respond to the expanding automobile market in China.

The overall consolidated net sales in the petroleum products business increased by 13.8% on a year-on-year basis to ¥2,886.2 billion, due to hikes of crude oil prices .and consolidated operating income decreased by ¥25.6 billion on a year-on-year basis to operating loss ¥7.8 billion, owing to decreased profit margins of petroleum products and increased depreciation with the revision of the tax system.

2) Petrochemical products business

With respect to petrochemical products, the material naphtha price reached a record-high with hikes in the crude oil price, and the profit margins of various products were compressed due to the increased raw material costs.

In the basic chemicals business, demand for olefin remained firm and the sales volume was 99.7% of those of the previous year. Demand for styrene monomers mainly from China progressed firmly during the first half of fiscal 2007, but the demand environment softened from the end of the year in the second half of fiscal year, due to slowing down in the growth of Chinese demand and inflows of U.S.-made products. The market price of paraxylene maintained high levels in the first half of fiscal 2007 supported by brisk demand for derivatives, however, the supply and demand relationship softened in the second half due partly to excessive production capacity of PTA (purified terephthalic acid) in the second half.

In the performance chemicals business, full-scale production continued from the previous year. Sales volume increased to 104.7% of that in the last year, due to increased production stemming from completion of periodical maintenance conducted in the preceding year. In addition, construction of manufacturing facilities (production capacity: 300 tons per year) for Adamantane, a material for ArF (argon fluoride) photoresist, at the Tokuyama Plant was completed in late September 2007. The Company adopted an environmentally friendly manufacturing process that would be the first of its kind in the world, which uses a catalyst newly developed by the Company. With establishment of the supply system for the material adamantane, the Company has set up a consistent system from raw materials to derivative products and has made preparations for future increases in demand.

In the engineering plastics business, demand for polycarbonate resin in Asia remained firm and sales increased in high value-added products mainly for electronics such as liquid crystal displays. However, the profit margins between raw materials and products shrunk due to relaxing of supply and demand from augmented facilities mainly in China and South Korea and substantial increases in prices of raw materials (naphtha, benzene, bisphenol A). Sales progressed favorably for syndiotactic polystyrene (SPS) mainly in products for automobile connectors.

As a result, overall consolidated net sales of the petrochemical products business for fiscal 2007 increased by 13.9% against the fiscal year 2006 to ¥709.1 billion, and operating income downed by 57.8% on a year-on-year basis to ¥18.7 billion, owing to decreased profit margins of petrochemical products and increased depreciation with the revision of the tax system.

3) Oil exploration and production business

In the oil exploration and production business, in addition to the hovering crude oil price acting as a contributing factor to profits, crude oil production volume also saw contributions from the Fram East drilling site starting production in October 2006. The production of crude oil increased 1.21 million barrels on a year-on-year basis to 11.38 million barrels.

In May 2007, the Company's British subsidiary Idemitsu E&P UK Ltd. acquired partial interests in 4 exploration blocks off the west coast of British Territorial Shetland Islands. In June 2007, the Norwegian local company Idemitsu Petroleum Norge AS confirmed crude oil reserves from an exploratory well in the "H-North" structure of Fram Block PL090, in which the company owns a 15% interest. Likewise, crude oil reserves were confirmed from an exploratory well in the "C-East" structure of Fram Block PL090 in January 2008. In addition, approval was gained for plans for development of the Vega South field, in which the company owns 15% interest, from the Norwegian government. Also, 15% interest was acquired in the exploration block (PL293) in Norwegian territorial waters in the North Sea. In December 2007, the Company's subsidiary Idemitsu Cuu Long Petroleum Co., Ltd. made a declaration of commercial discovery of the Block 09-3, offshore southern Vietnam in which the company owns 15% interest, to the Vietnamese government, and started procedures toward the commencement of petroleum production.

The overall consolidated net sale in oil exploration and production business for fiscal 2007 increased by 21.3 % on a year-on-year basis to ¥105.8 billion and operating income rose by 17.4% on a year-on-year basis to ¥43.3 billion, due to crude oil prices hovering at high levels.

4) Other businesses

In the coal business, total production volume of Australian coal was 9.94 million tons, up by 1.84 million tons against the previous year, with contributions from the Boggabri and Tarrawonga Mines which started production in November 2006. While export prices increased, an Australian high dollar rate was developed and operating profit underwent minus Influence. In addition, additional costs due to increased demurrage at coal shipping ports continued, but the present situation is beginning to improve. Ensham Coal Mine suffered flood damage in its mining areas following intense rainfall in the Central Queensland region in January 2008. Shipments have partially been resumed, beginning with a shipment volume of approximately 40% of the volume before the flooding. Restoration efforts are currently being implemented at the flooded mining areas.

In the electronic materials business, demand is starting to increase on a full scale for organic electroluminescent (EL) displays as seen in the commercialization of main displays for cell phones and small-sized TVs. In terms of development, the Company has achieved the highest performance in the world in the development of white EL material. In the development of phosphorescent EL material, based on next-generation technologies, joint development with the U.S. company Universal Display Corporation was further reinforced. In terms of establishing a supply system, in preparation for the expansion of the organic EL display market, the Company completed the construction of a plant for organic EL materials (production capacity: 2 metric tons per year) at the city of Omaezaki in Shizuoka Prefecture, and started production in April 2007.

The overall consolidated sales in the other businesses for fiscal 2007 increased by 9.6% on a year-on-year basis to ¥163.1 billion due to an increase in coal sales, and operating income decreased by 54.6% on a year-on-year basis to ¥1.8 billion , due to demurrage at coal shipping ports and an increase of production costs.

(2) Consolidated business forecasts for FY2008

The Company expects consolidated net sales for fiscal 2008 ending March 2009 to be ¥4,150.0 billion, an increase by 7.4% on a year-on-year basis, reflecting crude oil prices hovering at high levels.
Consolidated operating income will be ¥96.0 billion, a hike by 71.8% on a year-on-basis, due to improvement in profit margins of petroleum and petrochemical products and a rise in coal prices, and consolidated ordinary income will ¥88.0 billion, an increase by 45.0% on a year-on-year basis. Consolidated net income for the fiscal year 2008 will be ¥31.0 billion, an increase by 540.8% on a year-on-year basis. In addition, the above forecasts are based on the following assumptions.

Crude oil price, Dubai:	US$95 per barrel
Foreign exchange rate:	¥100 per US$

As far as dividend payment for fiscal 2008 is concerned, the Company intends to pay ¥150 per share.

(3) Consolidated financial position

1) Analysis of consolidated financial position

Consolidated total assets as of the end of fiscal 2007 were ¥2,420.1 billion, an increase of ¥86.9 billion compared with the end of the previous consolidated fiscal year, which is attributable mainly to increases in inventories owing to soaring crude oil prices, despite a decrease in account receivables temporarily expanded at the previous fiscal year's end due to the effect of the last day of the fiscal year falling on a Japanese holiday.
Total consolidated liabilities at the end of fiscal 2007 were ¥1,892.4 billion, an increase of ¥120.6 billion from the end of the last year, which is attributable to increases in trade account payables and short-term operating capital due to hikes of crude oil prices, despite a decrease in tax payable temporarily increased at the end of the previous year owing to the end of the fiscal year 2006 falling on a bank holiday. Total net assets as of the end of the fiscal year 2007 were ¥527.7 billion, a decline of ¥33.7 billion, due to decreases in unrealized holding gain on investment securities and revaluation reserve for land.
As a result, shareholders equity ratio as of the end of the fiscal 2007 was 20.5%.

2) Analysis of consolidated cash flows

Cash and cash equivalents ("fund") as of the end of the fiscal 2007 were ¥113.7 billion, a decrease by ¥8.9 billion from the end of the previous year. Major factors of the decreases are as follows:
Cash flow from operating activities was an inflow of ¥59.9 billion, since the total amount of factors for the increase in the fund including income before taxes and depreciation and amortization without actual expenditure exceeded the total amount of factors for decrease in

the fund such as an increase in inventories and a decrease in tax payable temporarily increased at the end of fiscal 2006 owing to the end of the fiscal year 2006 falling on a bank holiday.

Cash flow from investing activities was an outflow of ¥78.4 billion, due to expenditure for acquisition of fixed assets from capital investment.

Cash flow from financing activities was an inflow of ¥9.0 billion, due to an increase in operating capital owing to hikes in crude oil prices.

Idemitsu Group's trend of financial indexes is as follows:

	FY2003	FY2004	FY2005	FY2006	FY2007
Shareholders Equity ratio (%)	13.6	13.2	16.2	22.8	20.5
Shareholders Equity ratio on a market value basis (%)	–	–	–	23.6	12.7
Debt repayment years (year)	6.5	12.7	17.6	9.7	14.3
Interest coverage ratio (times)	6.9	3.8	2.9	4.6	3.7

Notes:

1. Calculation formulas for indexes:
   Shareholders equity ratio: (Total net assets - Minority interest) / Total assets
   Shareholders equity ratio on a market value basis: Total value of stock at market price / Total assets
   Debt repayment years: Interest-bearing debt / Cash flow from operating activities
   Interest coverage ratio (times): Cash flow from operating activities / Interest paid
2. Each index was calculated based on data contained in consolidated financial statements.
3. Total value of stock at market price was calculated by number of shares outstanding after exclusion of treasury stock.
4. Since the company listed on 2006 fiscal year, The data of Total value of stock at market price was not applicable on and before 2005 fiscal year.
5. "Cash flow from operating activities" for the fiscal year is based on "cash flow from operating activities" described in the consolidated statements of cash flows. Interest-bearing debt is based on debt for which interest expenses are paid among debt posted in the consolidated balance sheets. Interest expenses are based on "interest paid" in the consolidated statement of cash flows.

(4) Basic policy on allocation of profits /dividends in FY2007 and FY2008

The Company considers the return of profits to shareholders as one of the most important management issues and will continue to pay stable dividends to shareholders after taking into due consideration the fulfillment of internal reserves for strategic investment to enhance existing businesses and to develop future business operations, the improvement of corporate financial structure, and balance with business performances.
Based on the above policy, the Company intends to pay ¥150 per share for dividend for the fiscal year 2007. For fiscal year 2008, The Company plans to pay an annual dividend of ¥150 per share.
The Company changed the number of dividend payments from once to twice annually (at the interim and fiscal year end)from the fiscal year 2007.
(The Company may, by a resolution of the Board of Directors, make distributions out of the company's surplus funds to shareholders pursuant to the provisions of Article 459, paragraph 1 of The Company Low.)

2. Management Policy

(1) Management philosophy

Since its foundation, Idemitsu has practiced the concept of "respect for people" in the conduct of business, and the company strives to realize this ideal and to be relied on widely by society. Based on this concept of the management philosophy, the Company makes the following five commitments to each stakeholder in the Idemitsu Group's management policies. The Idemitsu Group will strive to be a corporation that all stakeholders can rely on, through further deepening and developing the management focus on humanity.

Management philosophies

◆ **Creation and provision of new value to Customers**
We provide products, technologies and services that give customers a strong feeling of assurance, greater vitality and absolute satisfaction, as we strive to create new value.

◆ **Contribution to Society and the Environment**
We make safety the cornerstone of business and strive to preserve and improve the natural Environment. We also contribute to communities, culture and society.

◆ **Assured returns to Shareholders**
We fulfill our corporate social responsibilities, strive for sound, sustainable growth, and endeavor to generate stable returns for shareholders.

◆ **Cooperation with Partners**
We cooperate with dealers and other business partners to help customers realize assurance, greater vitality and absolute satisfaction. We aim to share accomplishments and successes with our business partners.

◆ **Pursuit of self growth and self realization of Employees**
We provide an environment in which each employee can pursue self growth and self realization and strive to ensure that each employee becomes a respected individual of society.

(2) Second consolidated medium-term management plan

In May 2005, the Idemitsu Group established its second consolidated medium-term management plan which covers fiscal 2005 to fiscal 2008 in order to aim to be a "company which contributes to society through stable and sustainable growth." With respect to individual plans for fiscal 2007 and 2008 in the second consolidated medium-term management plan, in May 2007 the Company reviewed and revised assumptions and profit planning for both fiscal years by reflecting substantial changes in business circumstances after the establishment of the second consolidated management plan.
In planning business strategies, the Idemitsu Group classified Group businesses into three strategic categories, which are shown in the following.

Idemitsu Group's business segments

		Business segment			
		Petroleum products	Petrochemical products	Oil exploration and production	Others
Strategic categories	Core businesses	• Fuel product • LPG • Crude oil shipping	• Basic chemicals	–	• Insurance sales • Service station products • Credit cards
	High value-added businesses	• Lubricants	• Performance chemicals • Engineering plastics • Plastics processed products	–	• Electronic materials • Agricultural Biotechnology • Engineering
	Resource businesses	–	–	• Oil exploration and production	• Coals • Uranium • Geothermal energy

1) Core businesses
- ➢ Reinforcement of domestic business bases and quicker responses to changes in demand structures

2) High-value-added businesses
- ➢ Cultivation and reinforcement of differential products with positive concentration of management resources

3) Resource businesses
- ➢ Enlargement of reserves and production of energy resources from both mid- and long-term perspectives

(3)Progress on the Second Consolidated Medium-term Management Plan and Target Financials

While Idemitsu made efforts to reflect the continued surge in crude oil and naphtha (raw materials for petrochemicals) prices in the selling price during the fiscal year ended March 2008, the Company experienced a significant decrease in profits due to its use of the last-in-first-out method of inventory valuation, reduced product margins, and increased refining fuel
The Company is forecasting consolidated operating income of 96 billion yen (102 billion yen including profit and losses equity-method affiliates) for the fiscal year ending March 2009, due to a recovery in profit margins for petroleum and petrochemical products and the earnings contribution from the resources business, under the assumption that crude oil and naphtha prices will remain high.
Further, improvements in the Company's financial position due to the reduction of interest-bearing debt and the strengthening of its capital base were offset by an increase in working capital due to soaring crude oil prices and restoration costs for the flooded Ensham Coal Mine, and the equity ratio and net debt/equity ratio for the fiscal year ending March 2009 are expected to be 21.0% and 1.6 times, respectively.
The significant increase in materials prices have caused a drastic change in the operating environment while the Company has implemented business structure reforms in its first and second medium-term management plans. Further, securing sufficient resources (including

food) and protecting the environment are quickly becoming global challenges on the back of an increase in the global population and economic growth in emerging countries. Idemitsu is currently preparing its third medium-term management plan amid such environmental conditions with a focus on contributing to the environment, consisting of initiatives focused on three long-term visions: 1) securing existing energy sources such as petroleum and coal as well as launching businesses in new energy areas, 2) expanding the high-performance products and materials business consisting of lubricant oils, petrochemical products, and electronic materials, and 3) expanding the Company ' s business domain to include biotechnological development and agribusiness.

(4) Issues requiring responses from the Company

1) Strengthening the competitiveness of core businesses and make further responses to changes in the demand structure

The hike of crude oil prices has accelerated as seen in WTI crude reaching a record high in March 2008, due to geopolitical risks and inflows of fund money, which induce significant increases in costs in the petroleum fuel industry and the petrochemical industries. The Company has been involved in promotion to shift increased costs into selling prices, but increased selling prices may further accelerate a decrease in demand for fuel oil in the future. Under these circumstances, the Idemitsu Group will promote thorough rationalization and efficiency in business operations to secure profits, and further reinforce business structures capable of responding to changes in the demand structure. The Company will strengthen domestic distribution networks utilizing the service station network and sales system and network for industrial fuels owned by Sumisho Oil Corporation.
In terms of the supply, the refineries and petrochemical plants in the Chiba and Tokuyama plants are, as the core companies in their respective industrial complex, promoting the bolstering of competitiveness in collaboration with neighboring companies. Furthermore, the Company started to promote enhanced collaboration with Japan Energy Corporation between both the company's refineries. Also, the Company will reinforce export capacity for petroleum petroleum products to declining demand for domestic petroleum products to enhance the supply system capable of responding flexibly to trends of overseas and domestic demand.

In the service station retail division, the Company has established community-based sales networks with a simple distribution system in accordance with the policy of "consumer-oriented marketing" since the foundation of the Company. The Idemitsu Group will also make a further effort to continue to establish new self-service type service stations to pursue efficiency in the sales network and to reinforce profitability. Credit cards are important payment tools at service stations and for sales of LPG, providing customers with convenience. The number of Idemitsu credit card members was approximately 2.63 million as of the end of fiscal 2007. The Idemitsu Group will positively promote the issuance of credit cards in order to improve customers' convenience, high-use of service stations and profitability. As one such countermeasure, in March 2008 the Company decided to acquire the whole stock of Sumisho Oil Corporation, which is engaged in sales of petroleum products all over the country, from Sumitomo Corporation. Sumisho Oil Corporation will be one of the Company's subsidiaries from July 2009. The Idemitsu Group will also expand brand sales shares of fuel oil through an increase in credit card members and accelerated shift to self-service stations.

With respect to overseas business deployment, the Company will promote new business development in the future in fields where the Company will be able to take advantages of its unique technologies and know-how cultivated in the petroleum products and the petrochemical products businesses, in areas such as oil-producing countries of the Middle East and Asia where energy demand is increasing. As a part of this strategy, the Company decided to investigate in detail, jointly with Kuwait Petroleum International, Petro Vietnam, and Mitsui Chemicals, Inc., the construction of "Nghi Son Refinery & Petrochemical Complex Project" in Vietnam, whose economy is rapidly growing.

2) Develop and strengthen differentiated product groups through aggressive allocations of resources

The Idemitsu Group will provide high-value-added and highly proprietary products and solutions corresponding to customer needs, by further developing and combining technologies fostered in the oil refining and petrochemical fields. The Idemitsu Group will launch management resources into fields where demand is expected to increase in the future. The Group will aggressively expand the high value-added businesses by cultivating and strengthening differentiated products and make them one of the mainstay businesses ranking with the core businesses and resource businesses.

With regard to lubricants business, the Company will further enhance development and sales of resource-saving, energy conserving, and environment-friendly lubricant oil leveraging the Company's unique technologies. In addition, the Company intends to improve its global supply system to supply high performance lubricants having the same quality as in Japan and to promote the lubricants business in markets of newly emerging countries including China and India where demand is forecasted to increase further in the future. As for China, the Company decided to double current production capacity of Idemitsu Lube (China) Co., Ltd. to 56,000 KL per year by July 2008 in order to respond to the expanding automobile market in China.

As for performance plastics business, the Company is running a joint company engaged in the manufacturing of polycarbonate plastics in Taiwan with Formosa Chemicals & Fibre Corporation. The company constructed the 200,000 metric tons annual production system by bolstering its production capacity by 100,000 metric tons per year for polycarbonate plastics for optical disks for which demand is expected to increase. Additionally, concerning syndiotactic polystyrene (SPS) developed by the Company, the Company restarted the internal production facilities (production capacity: 5,000 metric tons per year) at the Chiba Plant in October 2006, and is now discussing to bolster production capacity further in order to respond to strong demand.

In the performance chemicals business, rapid growth in demand is expected in adamantane, a material for ArF (argon fluoride) photoresist, and in its derivatives for the manufacturing of next-generation semiconductors. In response to this prospect, the Company completed construction of manufacturing facilities for adamantane at the Tokuyama Plant in late September 2007. The facilities adopted the high energy-saving manufacturing process that lowers environmental load from waste, which the Company developed and has patents for. Concerning the adamantane business, the Company will expand vertical integration from raw materials to intermediate products.

With respect to the electronic materials business, the Company owns many patents for devices necessary for the commercialization of organic electroluminence (EL) devices for which expansion in demand as the material for next-generation displays is expected. The Company is one of the major manufacturers of luminescence materials and is currently promoting joint development with Sony Corporation to ensure development of materials applicable to medium and large-sized displays. The Company also promotes development of high performance materials in response to starting up of demand for small-sized TVs and main displays for cell phones-use and discusses investment for entry into device business. As for IZO (Indium Zinc Oxide) transparent electrode materials business, the Company intends to respond flexibly to the rapidly changing flat panel display industry by granting license of IZO-related patents to a major target manufacture in Japan and abroad to promote further efficiency in business operations, and accelerates to spread IZO.

3) Expand reserves and production volume over the medium-to-long term

Amid the intensifying global competition for securing energy, the Company aims towards the stable supply of energy, as well as the enhancement of its earnings structure, through promoting a well-balanced resource development of coal and uranium, as well as petroleum. While resource prices and development costs have hiked sharply, the Company is making efforts to secure reserves and expand production from a medium and long-term viewpoint, by taking a balance of risks and profitability.

With respect to oil exploration and production, The Idemitsu Group will continue actively to acquire new drilling sites mainly in Norway, UK and Vietnam for securing reserves of oil and gas and will strive to improve profitability through the efficient operation and cost reduction of existing projects.

With regard to the coal business, the four mines in Australia are producing approximately 10 million tons per year, and the Company will pursue further expansion of production and efficient operations including development of undeveloped areas in the future. Ensham CoalMine suffered flood damage in its mining areas following intense rainfall in January 2008.In addition to gradually increasing the production volumes of 4 undamaged mining areas, We will continue in our restoration efforts which include draining water from flood areas, removing sand and mud, repairing heavy equipment, and engaging in construction work for the repair and reinforcement of the mines' infrastructure. As a result of such efforts, we are aiming to achieve full restoration during the first quarter of 2009(January～March) .

As for the uranium business, the Company is advancing its final preparations towards a startup of operations at the Cigar Lake Mine in Canada (7.875% rights owned by the Company), but now is trying to recover relating to the flooding accident in 2006.

4) Strengthen activities for environmental issue from the long term perspective

As growing importance of environment issue, the Idemitsu Group will strengthen R&D and establish new business focused on renewable energy which lowers environmental load, such as biofuel, green energy power generation and geothermal power generation. Over the longer term, the Idemitsu Group will investigate to utilize hydrogen energy including fuel cells and try to create new businesses.

In the field of agricultural biotechnology, the Idemitsu Group has expanded sales of microbial pesticides and livestock materials. The thing by which more needs for safety of a food and relief increase will be expected from now on, in the future, Idemitsu Group will aim at commercialization of an agribusiness, such as greening and rotational agricultural areas.

5) Reinforcement and expansion of research and development divisions

The Company will promote the development of new attractive products and technologies capable of contributing to the environment, through upgrading further and combining its own technologies cultivated throughout the history of the Company towards the creation of new high-value-added businesses backed up by sophisticated technologies, as well as sustaining the future growth of core businesses. In addition, the Company intends to implement research and development focusing on high performance materials, materials for energy storage and conversion and environmental and bio-related fields, aiming to continuously create new businesses from the long-term viewpoint. Furthermore, the Company will enhance its strategy for intellectual property by integrating business operations and R&D activities by setting up a patent-network from the early phase of R&D and establish technological superiority. The Company will establish improved research and development systems through cultivating and assigning staff in the major fields described above. Further "advanced technology research center" and "functional material research center" were established on April 1 in 2008. Advanced technology research center takes charge of an application study from a basis focusing on the environment and high added value business such as electronic material, functional material, function chemicals, biotechnology and a fuel cell. Functional material research center takes charge of studying and developing the field such as the function chemicals and the functionality resin. It makes the implementation responsibility of research and development in a research center clear, plan for efficient promotion of research and development and improvement of the productivity and create an outcome early by this.

6) Promotion of corporate social responsibility (CSR)

Not only limited to the economic aspect of the realization of stable and sustainable growth and returns of interests, the Idemitsu Group aims to contribute to society in all aspects of business activity through securing safety, contributing to the global environment, and by providing customers with goods, technologies and services which provide a sense of "safety, vitalization and satisfaction," aiming to be a company relied on by society. The Idemitsu Group is deeply committed to pursuing the issues of "thorough compliance," "securing safety" and "deployment of activities to expand the Idemitsu brand" by appropriate use of internal control system.

3. Consolidated Financial Statements for the FY2007

(1) Consolidated Balance Sheets

(Unit: ¥Million)

Item	FY2006 (Ended March 31, 2007)	FY2007 (Ended March 31, 2008)	Change
(Assets)			
Current assets	1,013,910	1,093,915	80,004
Cash in hand and deposits at bank	107,580	108,185	604
Notes and accounts receivable-trade	413,738	397,492	△16,246
Securities	14,983	5,500	△9,483
Inventories	335,582	407,585	72,002
Deferred tax assets	14,663	16,362	1,699
Others	128,680	159,877	31,196
Less: Allowance for doubtful accounts	△1,318	△1,086	231
Fixed assets	1,319,218	1,326,142	6,924
Tangible fixed assets	1,043,697	1,041,736	△1,960
Buildings and structures	145,285	144,009	△1,275
Oil tanks	16,610	17,953	1,342
Machinery and equipment	233,036	236,427	3,390
Land	622,355	621,905	△450
Construction in progress	15,994	9,692	△6,302
Others	10,413	11,748	1,334
Intangible fixed assets	34,931	32,543	△2,388
Investment and other assets	240,589	251,862	11,273
Investment securities	156,667	149,023	△7,644
Long-term loans	8,063	7,422	△640
Deferred tax assets	21,964	31,570	9,606
Others	55,568	65,330	9,761
Less: Allowance for doubtful accounts	△1,674	△1,484	190
Total assets	2,333,129	2,420,057	86,928
(Liabilities)			
Current liabilities	1,027,767	1,117,669	89,902
Accounts payable-trade	301,988	389,386	87,397
Short-term borrowings	329,813	296,786	△33,207
Commercial paper	—	49,982	49,982
Current portion of Bonds	12,500	18,400	5,900
Accounts payable-other	291,621	254,172	△37,449
Deferred tax liabilities	1,919	769	△1,150
Others	89,924	108,173	18,249
Long-term liabilities	743,984	774,698	30,713
Bonds	73,000	54,600	△18,400
Long-term debt	418,982	438,546	19,564
Deferred tax liabilities	28,939	29,081	142
Deferred tax liability related to land revaluation	103,563	125,771	22,207
Accrued retirement benefits to employees	58,715	49,200	△9,514
Reserve for repair works	26,983	26,378	△605
Provision for restoration costs of Australia coal mine	—	12,700	12,700
Others	33,800	38,420	4,619
Total liabilities	1,771,752	1,892,368	120,616

Item	FY2006 (Ended March 31, 2007)	FY2007 (Ended March 31, 2008)	Change
(Net assets)			
Shareholders' equity	365,025	362,313	△2,711
Common stock	108.606	108,606	—
Additional paid-in capital	71,140	71,139	△1
Retained earnings	185,379	182,686	△2,692
Treasury stocks	△101	△118	△16
Valuation and translation adjustments	167,761	133,743	△34,018
Unrealized holding gains on investment in securities	15,180	1,663	△13,516
Deferred gains on hedges	3,949	3,480	△469
Revaluation reserve for land	146,734	121,848	△24,885
Translation adjustments	1,896	6,750	4,854
Minority Interests	28,590	31,632	3,042
Total net assets	561,376	527,689	△33,687
Total liabilities and net assets	2,333,129	2,420,057	86,928

(2) Consolidated Statements of Income

(Unit: ¥Million)

Item	FY2006 (From April 1, 2006 to March 31, 2007)	FY2007 (From April 1, 2007 to March 31, 2008)	Change
Net sales	3,394,738	3,864,263	469,524
Cost of sales	3,061,781	3,558,723	496,941
Gross profit	332,957	305,540	△27,417
Selling, general and administrative expenses	230,144	249,649	19,504
Operating income	102,813	55,891	△46,921
Non-operating income	28,491	25,105	△3,385
Interest income	3,270	3,270	△0
Dividend income	4,820	5,636	815
Gain on foreign exchange, net	8,333	6,051	△2,282
Equity in earnings of non-consolidated subsidiaries and affiliates, net	8,351	4,049	△4,301
Others	3,715	6,098	2,383
Non-operating expenses	23,767	20,301	△3,466
Interest expenses	17,399	16,026	△1,373
Others	6,368	4,275	△2,093
Ordinary income	107,536	60,695	△46,840
Extraordinary gains	7,656	11,919	4,262
Gains on the sale of fixed assets	5,250	10,411	5,160
Gain on sale of investment securities, net	178	—	△178
Gain on the sale of affiliates' stocks	119	222	103
Gain on insurance claims	1,253	—	△1,253
Gain on the transfer of businesses	219	—	△219
Others	634	1,284	650
Extraordinary losses	16,390	27,816	11,425
Impairment loss on fixed assets	8,648	2,022	△6,625
Loss on the sale of fixed assets	350	439	89
Loss on disposal of tangible fixed assets	5,360	10,109	4,749
Impairment in value of investment securities	237	—	△237
Restoration costs of Australia coal mine	—	12,700	12,700
Others	1,794	2,544	749
Income before income taxes	98,802	44,798	△54,003
Income taxes — Current	48,802	42,197	△6,604
— Deferred	5,333	△7,449	△12,783
Minority interests	3,074	5,212	2,137
Net income	41,591	4,837	△36,753

(3) Consolidated Statements of Changes in Shareholders' Equity

For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance March 31, 2006	51,388	12,535	144,914	-	208,838
Change during the year					
Issuance of common stock	57,218	57,205			114,423
Cash dividends			△1,502		△1,502
Net income			41,591		41,591
Change in scope of consolidation			△457		△457
Increase in gains on the disposal of treasury stocks		1,399			1,399
Purchases of treasury stock				△108	△108
Disposal of treasury stock		0		6	6
Reversal of revaluation reserve for land			833		833
Change in items other than shareholders' equity during the year (net)					
Net increase/decrease during the year	57,218	58,605	40,464	△101	156,186
Balance March 31, 2007	108,606	71,140	185,379	△101	365,025

	Valuation and translation adjustments					Minority interest in consolidated subsidiaries	Total net assets
	Unrealized holding gains on investments in securities	Deferred gains on hedges	Revaluation reserve for land	Translation adjustments	Total valuation and translation adjustments		
Balance March 31, 2006	16,599	-	147,799	△4,521	159,876	31,524	400,240
Change during the year							
Issuance of common stock							114,423
Cash dividends							△1,502
Net income							41,591
Change in scope of consolidation							△457
Increase in gains on the disposal of treasury stocks							1,399
Purchases of treasury stock							△108
Disposal of treasury stock							6
Reversal of revaluation reserve for land			△833		△833		-
Change in items other than shareholders' equity during the year (net)	△1,418	3,949	△231	6,417	8,717	△2,934	5,783
Net increase/decrease during the year	△1,418	3,949	△1,064	6,417	7,884	△2,934	161,136
Balance March 31, 2007	15,180	3,949	146,734	1,896	167,761	28,590	561,376

For the FY2007 (From April 1, 2007 to March 31, 2008)

(Unit: ¥Million)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance March 31, 2007	108,606	71,140	185,379	△101	365,025
Change during the year					
Cash dividends			△8,997		△8,997
Net income			4,837		4,837
Change of scope of equity method			513		513
Purchases of treasury stock				△30	△30
Disposal of treasury stock		△1		13	11
Reversal of revaluation reserve for land			953		953
Change in items other than shareholders' equity during the year (net)					
Net increase/decrease during the year	—	△1	△2,692	△16	△2,711
Balance March 31, 2008	108,606	71,139	182,686	△118	362,313

	Valuation and translation adjustments					Minority interest in consolidated subsidiaries	Total net assets
	Unrealized holding gains on investments in securities	Deferred gains on hedges	Revaluation reserve for land	Translation adjustments	Total valuation and translation adjustments		
Balance March 31, 2007	15,180	3,949	146,734	1,896	167,761	28,590	561,376
Change during the year							
Cash dividends							△8,997
Net income							4,837
Change of scope of equity method							513
Purchases of treasury stock							△30
Disposal of treasury stock							11
Reversal of revaluation reserve for land			△953		△953		—
Change in items other than shareholders' equity during the year (net)	△13,516	△469	△23,932	4,854	△33,064	3,042	△30,022
Net increase/decrease during the year	△13,516	△469	△24,885	4,854	△34,018	3,042	△33,687
Balance March 31, 2008	1,663	3,480	121,848	6,750	133,743	31,632	527,689

(5) Consolidated Statements of Cash Flows

(Unit: ¥Million)

Item	FY2006 (From April 1, 2006 to March 31, 2007)	FY2007 (From April 1, 2007 to March 31, 2008)
Cash flows from operating activities		
Income before income taxes and minority interests	98,802	44,798
Depreciation and amortization	59,307	77,041
Impairment loss on fixed assets	8,648	2,022
Increase (decrease) in accrued retirement benefits to employees	△5,454	△9,422
(Increase) decrease in notes and accounts receivable, trade	△79,719	16,407
(Increase) decrease in inventories	△15,791	△72,654
Increase (decrease) in notes and accounts payable-trade	15,495	88,361
Increase (decrease) in accounts payable, other	39,742	△35,428
Others	26,092	△2,650
Sub-total	147,122	108,475
Interest and dividends received	8,373	13,865
Interest paid	△18,851	△15,992
Payment of income taxes	△50,322	△46,414
Net cash provided by operating activities	86,322	59,934
Cash flows from investing activities		
Purchases of tangible fixed assets	△67,287	△76,066
Proceeds from sale of tangible fixed assets	7,867	16,054
Purchases of investment securities	△4,494	△12,994
Proceeds from sale of investment securities	272	64
(Increase) decrease in long-term loans, net	13,448	△758
Others	△12,901	△4,747
Net cash used in investing activities	△63,094	△78,448
Cash flows from financing activities		
Increase (decrease) in short-term borrowings, net	△31,874	△22,638
Increase in commercial paper, net	—	49,982
Proceeds from long-term debt	55,321	148,599
Repayment of long-term debt	△175,773	△152,217
Proceeds from issuance of common stock	113,563	—
Others	1,510	△14,772
Net cash used in financing activities	△37,252	8,953
Effect of exchange rate changes on cash and cash equivalents	4,238	681
Net (decrease) in cash and cash equivalents	△9,785	△8,879
Cash and cash equivalents at beginning of year	132,747	122,564
Net (decrease) in cash and cash equivalents resulted from change in scope of consolidation	△397	—
Cash and cash equivalents at end of the year	122,564	113,685

(Consolidated Segment Information)

1. Business segment information

For the FY2006 (From April 1, 2006 to March 31, 2007)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales (1) Net sales to outside customers	2,535,934	622,823	87,196	148,784	3,394,738	–	3,394,738
(2) Inter-segment	3,389	1,649	–	8,235	13,274	(13,274)	–
Total	2,539,323	624,473	87,196	157,019	3,408,013	(13,274)	3,394,738
Operating expenses	2,521,582	580,200	50,341	153,131	3,305,256	(13,331)	3,291,925
Operating income	17,741	44,272	36,854	3,888	102,756	56	102,813
2.Assets,Dpreciation, Impairment loss and Capital expenditures Assets	1,562,188	449,645	116,668	153,047	2,281,550	51,578	2,333,129
Depreciation	31,427	14,199	10,669	3,127	59,424	(116)	59,307
Impairment loss	6,888	–	–	1,759	8,648	–	8,648
Capital expenditures	47,768	14,098	13,234	11,774	86,876	–	86,876

For the FY2007 (From April 1, 2007 to March 31, 2008)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales (1) Net sales to outside customers	2,886,212	709,132	105,801	163,116	3,864,263	—	3,864,263
(2) Inter-segment	3,030	1,834	—	8,665	13,531	(13,531)	—
Total	2,889,243	710,967	105,801	171,782	3,877,794	(13,531)	3,864,263
Operating expenses	2,897,087	692,301	62,522	170,036	3,821,947	(13,575)	3,808,372
Operating income (loss)	△7,843	18,665	43,279	1,745	55,847	44	55,891
2.Assets,Dpreciation, Impairment loss and Capital expenditures Assets	1,663,457	413,812	140,045	163,927	2,381,242	38,815	2,420,057
Depreciation	39,999	16,050	16,917	4,111	77,077	(36)	77,041
Impairment loss	1,593	423	—	5	2,022	—	2,022
Capital expenditures	49,003	10,842	17,492	4,122	81,460	—	81,460

Notes:
1. Business segments are those adopted in the interior management of the Company.
2. Each segment's major products or operations
   (1) Petroleum products: Petroleum products including gasoline, naphtha, kerosene, diesel oil and heavy fuel oils, lubricant, LPG and marine transportation
   (2) Petrochemical products: Petrochemicals including ethylene
   (3) Oil exploration and production: Investigation, exploration, development and sales of oil resources
   (4) Others: Coal mining, sales of automobile-related goods, leasing, electronic materials business and construction and maintenance business

END